Exhibit  12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months		Nine Months
	Ended September 30,		Ended September 30,		Year Ended December 31,
	2006	2005	2006	2005	2005	2004	2003	2002	2001
Income from continuing operations
before taxes and minority interests	$57.6	$53.8	$157.4	$142.8	$193.0	$182.1	$130.7	$88.7	$54.9
Less undistributed earnings of equity
method investments	$(2.4)	$(0.8)	$(5.5)	$(2.6)	$(4.1)	$(1.7)	$(0.4)	$(1.4)	$(2.4)
Plus distributed earnings of equity
method investments	$-	$-	$0.3	$-	$-	$-	$-	$2.6	$1.4

Plus amortization of capitalized interest	$0.1	$0.1	$0.2	$0.2	$0.3	$0.2	$0.1	$0.1	$0.04
	$55.3	$53.0	$152.4	$140.3	$189.2	$180.6	$130.5	$89.9	$54.0
Plus:
Fixed charges:
Other Interest expense (includes
amortization of deferred financing costs)	$11.1	$12.2	$34.6	$35.7	$49.0	$42.6	$42.7	$38.2	$34.7
Floorplan interest expense	$16.7	$11.9	$49.1	$37.5	$50.9	$43.7	$38.1	$29.4	$29.4
Capitalized interest	$2.1	$1.2	$4.6	$3.1	$4.1	$2.8	$2.2	$2.2	$1.5

Interest factor in rental expense	$11.4	$9.3	$33.9	$27.7	$37.8	$29.7	$24.1	$17.6	$11.6
Preferred stock dividends	$-	$-	$-	$-	$-	$-	$-	$10.5	$14.7

Total fixed charges	$41.3	$34.6	$122.2	$103.9	$141.9	$118.9	$107.1	$97.9	$91.9

Less:
Capitalized interest	$2.1	$1.2	$4.6	$3.1	$4.1	$2.8	$2.2	$2.2	$1.5
Preferred dividends	$-	$-	$-	$-	$-	$-	$-	$10.5	$14.7

Earnings	$94.5	$86.4	$270.0	$241.2	$326.9	$296.7	$235.3	$175.1	$129.7

Ratio of earnings to fixed charges	2.3	2.5	2.2	2.3	2.3	2.5	2.2	1.8	1.4